FORM 4

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    subject to Section 16.  Form 4 or                  OMB Number:   3235-0287
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                      U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                        FORM 4

                   STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

Simonic             John
(Last)             (First)           (Middle)

1971 Avenida Joaquin
       Street

Encinitas                CA         92024
  (City)               (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

O.T.T.C.
ONE TOUCH TOTAL COMMUNICATIONS

3.  IRS Identification Number of Reporting Person, if an Entity (Voluntary)


4.  Statement for Month/Year


5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

  [ ]  Director                  [X]  10% Owner
  [X]  Officer (give title below [ ]  Other (specify below

Treasurer

7.  Individual or Joint/Group Filing (Check applicable line)

  [ ] Form filed by One Reporting Person
  [ ] Form filed by more than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of,Or Beneficially Owned

1.  Title of Security (Instr. 3)

     Common Stock

2.  Transaction Date (mm/dd/yy)

   04/15/02

3.  Transaction Code (Instr. 8)

    Code         V


4.  Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)
                  (A)
     Amount        or        Price
                  (D)

    50,000         (A)        .05

5.  Amount of Securities Beneficially Owned at End of Month
   (Instr. 3 and 4)

    4,704,600

6.  Ownership Form:  Direct (D) or Indirect (I)
   (Instr. 4)

   (D)
7.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned Directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
  (Instr. 3)

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code
  (Instr. 8)

   Code V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

       Date                    Expiration
       Exercisable                Date

7.  Title and amount of Underlying Securities
  (Instr. 3 and 4)

       Title                   Amount or
                            Number of Shares


8.  Price of Derivative Security
  (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
  (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
  (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
  (Instr. 4)



Explanation of Responses:



/s/John C. Simoncic                                   May 8, 2002
*Signature of Reporting Person                            Date

**  Intentional misstatements of omissions of facts constitute
Federal Criminal
      Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.